UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Transfer of Listing of Class A Ordinary Shares to the Nasdaq Capital Market

On March 23, 2026, Elong Power Holding Limited (the “Company”) submitted an application to the Nasdaq Stock Market LLC to transfer the listing of its Class A ordinary shares, par value US$0.0128 per share (“Class A Ordinary Shares”) from the Nasdaq Global Market (the “Global Market”) of The Nasdaq Stock Market (“Nasdaq”) to the Nasdaq Capital Market (the “Capital Market”), for strategic purposes. On March 30, 2026, the Nasdaq Listing Qualifications department approved the Company’s request to transfer the Company’s Class A ordinary shares from the Global Market to the Capital Market. The transfer took effect at the opening of business on April 1, 2026, without change to the current ticker symbol “ELPW” or CUSIP designation to the Company’s Class A ordinary shares.

Nasdaq Compliance

Market Value of Listed Securities Compliance

As previously reported on the report on Form 6-K of the Company, filed on October 9, 2025, the Company received a written notice from Nasdaq on October 3, 2025 notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on the Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance with the minimum MVLS requirement.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(b)(1), and this matter has been closed.

Market Value of Publicly Held Shares Compliance

As previously reported on the report on Form 6-K of the Company, filed on October 9, 2025, the Company received a written notice from Nasdaq on October 3, 2025 notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on the Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). In accordance with Nasdaq listing rule 5810(c)(3)(D), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance with the minimum MVPHS requirement.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(a)(5), and this matter has been closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

Elong Power Holding Limited

By:	/s/ Xiaodan Liu
Name:	Xiaodan Liu
Title:	Chief Executive Officer and Chairwoman of the Board of Directors